August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (216) 222-2336

David A. Daberko
Chairman and CEO
National City Corp.
National City Center
1900 East Ninth Street
Cleveland, Ohio 44114-3484

> **Re:** **National City Corp.**
> **Definitive 14A**
> **Filed March 7, 2007**
> **File No. 01-10074**

Dear Mr. Daberko:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

The Compensation and Organization Committee, page 7

1.   Revise your disclosure to elaborate on the role of your chief executive officer in your compensation processes. In particular, please indicate whether he has input during the crafting of compensation packages or performance targets for any of your named executive officers.

Director Compensation, page 10

2.   You make extensive use of footnotes for the Director Compensation Table, including a significant amount of information describing the structure of the compensation for your directors. Revise the disclosure in this section to provide the narrative description of the standard compensation arrangements for directors of National City as contemplated by Item 402(k)(3) of Regulation S-K.

3.   You include one month of compensation cost for your 2005 stock awards for directors and eight months of stock compensation for 2006 stock awards. The Instruction to Item 402(k) clarifies that the footnotes regarding stock and option awards must explain the assumptions used in valuing those forms of compensation and reference to the relevant sections of the company's financial statements, notes to financial statements or Management's Discussion and Analysis, consistent with the disclosure required by the Instructions to Item 402(c)(v and vi) of Regulation S-K. Revise your disclosure to provide information consistent with this instruction.

Compensation Discussion and Analysis, page 20

4.   We note that Mr. Frate's compensation is significantly more dependent upon individual and business unit performance compared to the other named executives. Revise your disclosure to discuss why the Committee chose to set Mr. Frate's performance measures differently. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Independent Consultants, page 19

5.   You discuss the Compensation Committee's engagement of Watson Wyatt Worldwide, and the services provided by Watson Wyatt. Describe in greater detail the nature and scope of Watson Wyatt's assignment and the material elements of the instructions or directions given to them with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Performance Ratings, page 19

6. You disclose that as part of the evaluation of individual performance, each of the named executive officers is assigned a performance rating. Revise your disclosure to clarify the elements of the executive's performance that the Committee considered in assigning the performance ratings of the named executives. In particular, please highlight the extent to which performance is judged based upon performance to the targets mentioned later in the Compensation Discussion and Analysis or other objective standards of performance and the extent to which the Committee exercised its discretion in assigning the performance rating. Furthermore, please explain how the performance rating is used in determining the actual compensation of the named executives or how it is used in setting targeted levels of compensation, including using the rating to assist in benchmarking compensation. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Peer Group, page 23

7. We note your reference to "competitive market practices including the peer group practices" which establish the target award opportunities for the named executives. Revise your disclosure to describe all benchmarks used in setting executive compensation and clarify how each benchmark is used by the Committee in setting executive compensation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

8. We note that you set a number of your targeted compensation amounts, including total long term and equity compensation, and targeted award opportunities under the MIP using market information. Please expand your discussion, in an appropriate section of your Compensation Discussion and Analysis to clarify how you set compensation using market information. Do you set all compensation so that it is consistent with a particular percentile of the market? Please refer to Item 402(b)(1)(v) of Regulation S-K.

Annual Incentive Plan, page 23

9. We note your disclosure regarding the portion of the MIP which is based upon individual performance measurements. Revise this section to disclose the targets that are set for the individual named executive officers. Please clarify the extent that these targets are based upon objective performance standards and the extent to which they are based upon qualitative standards which rely upon the Committee's evaluation of the named executive officers' performance. Revise your disclosure to disclose the target performance levels. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4

to Item 402(b) of Regulation S-K, please provide us with your confidentiality analysis supplementally. Also, to the extent that you determine that any targets are confidential, please discuss how difficult it would be for the named executive officers to achieve the undisclosed target levels. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

10. It appears that the named executives received compensation which exceeded the targeted award amounts under the MIP in 2006. Revise your description of this program, to discuss the threshold, target and maximum amounts which may be paid under this plan.

Retention Stock Awards, page 28

11. Please disclose how the Committee determined the amount of the awards given in October 2006 to Mr. Kelly and Mr. Raskind. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Summary Compensation Table, page 29

12. You indicate in footnotes 2 and 3 to this table that the stock awards column does not include common stock issued to your executives pursuant to the Management Incentive Plan and Long Term Incentive Plan, but rather such awards are reflected in the non-equity incentive plan column. Please supplementally advise the staff how you determined that these awards paid in stock were non-equity incentive plan awards. Your analysis should discuss how you made the determination under Item 402(a)(6)(iii) which discusses the differences between awards made under incentive plans which are paid in equity and other forms of compensation. Please also consider Item 402(c)(2)(vi) and (vii) of Regulation S-K.

Nonqualified Deferred Compensation, page 40

13. Please revise this table to include the footnote called for by the Instruction to Item 402(i)(2) of Regulation S-K.

Other Potential Post-Employment Payments, page 41

14. Revise this section, or another appropriate portion of your disclosure regarding post-employment benefits, to discuss how the company arrived at the structure of the change in control and non-compete agreements. In particular, please discuss the extent to which the terms were the result of negotiations or were the result of an evaluation of similar benefits provided by peer companies. Please refer to Item 402(j) and Item 402(b)(1)(v) of Regulation S-K.

15. Revise your discussion of the assumptions used to value the benefits to the named executive officers under the change in control and non-compete agreements to clarify that the share value used was the closing price on the last day of the fiscal year. Please refer to Instruction 1 to Item 402(j) of Regulation S-K.

Closing Comments

   Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

   Please contact me at (202) 551-3419 with any questions.

                                        Sincerely,

                                        Christian N. Windsor
                                        Special Counsel